UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Grown Rogue International Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

39986R106

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of This Statement)

Check the Appropriate box to designate the rule pursuant to which this schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 39986R106	13G	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
Jesse Strickler

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
36,294,416 (1)

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
36,294,416 (1)

	8	SHARED DISPOSITIVE POWER
0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
36,294,416 (1)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
21% (1)(2)

12	TYPE OF REPORTING PERSON*
IN

(1) Includes: (i) 34,194,416 shares of the Issuer's common stock ("Common Stock") of which Mr. Strickler is the beneficial owner, (ii) 500,000 shares of Common Stock issuable within 60 days of December 31, 2022 upon conversion of 500,000 vested stock options ("Stock Options") at a ratio of 1 share of Common Stock for each Stock Option held by Mr. Strickler's spouse, and (iii) 1,600,000 shares of Common Stock that Mr. Strickler has the right to obtain within 60 days of December 31, 2022 upon exercise of 1,600,000 warrants ("Warrants") at a ratio of 1 share of Common Stock for each Warrant.

(2) Based on 170,632,611 shares of the Issuer's Common Stock outstanding as of December 31, 2022, together with the shares that would be issued in connection with the exercise of the Stock Options and Warrants.

CUSIP No. 39986R106	13G	Page 3 of 5 Pages

Item 1 (a). Name of Issuer:

Grown Rogue International Inc. ("the "Issuer")

Item 1 (b). Address of Issuer's Principal Executive Offices:

550 Airport Road, Medford, Oregon, United States, 97504

Item 2 (a). Name of Person Filing:

The person filing this statement is Jesse Strickler ("Mr. Strickler").

Item 2 (b). Address of Principal Business Office or, if None, Residence:

550 Airport Road, Medford, Oregon, United States, 97504

Item 2 (c). Citizenship:

Mr. Strickler is an American citizen.

Item 2 (d). Title of Class of Securities:

Common shares, no par value

Item 2 (e). CUSIP Number:

39986R106

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

 (a) ☐ Broker or dealer registered under Section 15 of the Act;

 (b) ☐ Bank as defined in Section 3(a)(6) of the Act;

 (c) ☐ Insurance Company as defined in Section 3(a)(19) of the Act;

 (d) ☐ Investment Company registered under Section 8 of the Investment Company Act;

 (e) ☐ Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

 (f) ☐ Employee benefit plan or endowment plan in accordance with Rule 13d-1(b)(1)(ii)(F);

 (g) ☐ Parent holding company or control person, in accordance with Rule 13d-1(b)(1)(ii)(G);

 (h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

 (i) ☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940:

 (j) ☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(j).

 ☐ If this statement is filed pursuant to Rule 13d-1(c), check this box.

CUSIP No. 39986R106	13G	Page 4 of 5 Pages

Item 4. Ownership.

 Provide the following information regarding the aggregate number and percentage of the class of securities identified in Item 1.

 (a) Amount beneficially owned: 36,294,416 (1)

 (b) Percent of class: 21% (1)(2)

 (c) Number of shares as to which such person has:

 (i) Sole power to vote or to direct the vote: 36,294,416 (1)

 (ii) Shared power to vote or to direct the vote:  0

 (iii) Sole power to dispose or to direct the disposition of:  36,294,416 (1)

 (iv) Shared power to dispose or to direct the disposition of:  0

Item 5. Ownership of Five Percent or Less of a Class.

If the statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

N/A

Item 8. Identification and Classification of Members of the Group.

N/A

Item 9. Notice of Dissolution of Group.

N/A

(1) Includes: (i) 34,194,416 shares of the Issuer's common stock ("Common Stock") of which Mr. Strickler is the beneficial owner, (ii) 500,000 shares of Common Stock issuable within 60 days of December 31, 2022 upon conversion of 500,000 vested stock options ("Stock Options") at a ratio of 1 share of Common Stock for each Stock Option held by Mr. Strickler's spouse, and (iii) 1,600,000 shares of Common Stock that Mr. Strickler has the right to obtain within 60 days of December 31, 2022 upon exercise of 1,600,000 warrants ("Warrants") at a ratio of 1 share of Common Stock for each Warrant.

(2) Based on 170,632,611 shares of the Issuer's Common Stock outstanding as of December 31, 2022, together with the shares that would be issued in connection with the exercise of the Stock Options and Warrants.

CUSIP No. 39986R106	13G	Page 5 of 5 Pages

Item 10. Certification.  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 13, 2023

By:	/s/ Jesse Strickler
Jesse Strickler